FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

As at May 3, 2002

CryptoLogic Inc.

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada
M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report:

<u>No.</u>	<u>Document</u>
1.	**Press Release dated May 1, 2002 – "CryptoLogic Provides Further Detail Regarding Amicable Settlement Of New Jersey Civil Action".**
2.	**Press Release dated April 30, 2002 – "CryptoLogic Remains Solidly Profitable In First Quarter Of 2002".**
3.	**Press Release dated April 30, 2002 – "New Licensees, Products Pave Way For European Growth".**
4.	**Press Release dated April 30, 2002 – "CryptoLogic Announces Settlement Of New Jersey Civil Action".**
5.	**Press Release dated March 19, 2002 – "CryptoLogic Says Las Vegas From Home.com Lawsuit Without Merit And Is Preparing A Counterclaim".**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2002

CRYPTOLOGIC INC.

By:________________________
James A. Ryan
Chief Financial Officer

CRYPTOLOGIC

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

www.cryptologic.com

CRYPTOLOGIC PROVIDES FURTHER DETAIL REGARDING AMICABLE SETTLEMENT OF NEW JERSEY CIVIL ACTION

May 1, 2002 (Toronto, ON) – In response to investors seeking additional information regarding this positive development, CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, is pleased to provide further detail of the settlement between CryptoLogic and WagerLogic, its wholly-owned subsidiary, and the New Jersey Divisions of Gaming Enforcement and Consumer Affairs with respect to the civil action filed on October 16, 2001.

The following is the complete text of the settlement agreement.

WHEREAS, as of the 23rd day of April, 2002, plaintiff, State of New Jersey and defendants, www.intercasino.com (as domain name only), Intertainet Overseas Licensing Limited (now known as WagerLogic Limited), Paris Lenas, Alex Specogna, and CryptoLogic, Inc., having agreed to amicably settle the litigation styled as State of New Jersey v. www.intercasino.com, CCMH Ltd., Intertainet Overseas Licensing Limited, Paris Lenas, Alex Specogna, CryptoLogic, Inc., Docket No. MER-C-161-01;

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and detriments contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. The following terms shall be defined in the following manner in this Agreement:

    a. "State" refers to the State of New Jersey, the plaintiff herein.

    b. "WagerLogic" refers to WagerLogic, Ltd., the entity formerly known as Intertainet Overseas Licensing Limited, a defendant in this action.

    c. "Cryptologic" refers to defendant CryptoLogic, Inc.

    d. "Lenas" refers to defendant Paris Lenas.

    e. "Specogna" refers to defendant Alex Specogna.

    f. "Complaint" refers to the Complaint dated October 16, 2001 in the matter captioned above.

    g. "Settling Defendants" refers collectively to www.intercasino.com (as to domain name only), WagerLogic Limited (formerly Intertainet Overseas Licensing Limited), Paris Lenas, Alex Specogna and CryptoLogic, Inc.

2. The Settling Defendants acknowledge that the Superior Court of New Jersey properly has jurisdiction over this matter and further acknowledge that service of the summons and Complaint upon the Settling Defendants was proper.

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

3. CryptoLogic and WagerLogic represent that they do not presently own or operate any sports betting websites. CryptoLogic and WagerLogic further represent that they do not license or distribute any sports betting internet software.
4. WagerLogic and CryptoLogic represent that they have caused the following entities, which are licensees of WagerLogic, to advise that they will not accept internet sports betting wagers from persons located within New Jersey:

   a. Caribbean Casino Management Holdings, Limited (websites under the URLs: intercasino.com; thesands.com; omnicasino.com; 1on1casino.com; 49ercasino.com; and 3-diamonds-online-casino.com);

   b. Safari Casino N. V. (safaricasino.com);

   c. Fiestacasinos.com N.V. (blackjack.com); and

   d. William Hill Casino N.V. (williamhillcasino.com).

   WagerLogic and CryptoLogic further represent that they will use their best efforts to prevent their current customers and/or licensees from accepting internet sports bets from persons located within New Jersey, unless and until it becomes legal to do so.
5. WagerLogic and CryptoLogic agree that any licensing or related agreements they may enter into in the future will contain a provision prohibiting the licensee or other entity or individual with which WagerLogic or CryptoLogic contracts, from accepting sports bets from persons located within New Jersey, unless and until it becomes legal to do so.
6. By entering into this Agreement, defendants neither make nor imply any admission as to any liability with respect to any claim alleged by or on behalf of the State. Defendants do not concede and expressly deny that they have violated any law, statute, ordinance, contract, duty or obligation whatsoever. The State agrees not to prosecute any of the Settling Defendants in connection with any of the alleged violations set forth in the Complaint.
7. The State represents that it has no other charge, claim or complaint of any kind pending against the Settling Defendants, or any of them. The State agrees that it will not bring any action or suit against the Settling Defendants, or any of them, concerning matters of the nature alleged in the Complaint, which are generally characterized as sports wagering transactions, based on any claims which arose prior to the date of this Agreement. However, any party may bring an action to enforce this Agreement.
8. The parties agree to execute and file with the Court a Stipulation of Dismissal with prejudice in the action styled above. Simultaneously with the execution of this Settlement Agreement, the State will execute a Stipulation of Dismissal, with prejudice and without costs, in the form attached hereto as Exhibit A.
9. The parties to this Agreement acknowledge that each party had counsel and that the Agreement has been mutually negotiated between the parties and was drafted by the Settling Defendants as a matter of convenience only. Therefore, no party shall be deemed to be the drafter of this Agreement if any issue is raised with respect to its interpretation.
10. This Settlement Agreement contains the entire agreement between the parties, and supercedes any prior or other agreements, understandings or communications, written or oral.
11. This Settlement Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one in the same Settlement Agreement.
12. The parties to this Settlement Agreement agree that they shall execute, acknowledge and deliver any and all other instruments or documents which are reasonably necessary to effectuate the purposes of this Settlement Agreement.
13. This Settlement Agreement shall be governed by the laws of the State of New Jersey.

IN WITNESS WHEREOF, the parties have executed the Settlement Agreement as of the date set forth above.

DAVID SAMSON, ESQ.
Attorney General of New Jersey
Per: Thomas N. Auriemma, Assistant Attorney General

PARIS LENAS
www.intercasino.com
(as to domain name only)

PARIS LENAS
WagerLogic, Limited
(formerly Intertainet Overseas Licensing Limited)

PARIS LENAS

ALEX SPECOGNA

JAMES A. RYAN
CryptoLogic, Inc.

About CryptoLogic
CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.0 million common shares outstanding (14.4 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:

At CryptoLogic, (416) 545-1455
Jean Noelting, President & CEO
James Ryan, Chief Financial Officer
Sean Stokes, Investor Relations

At Argyle Rowland, (416) 968-7311 (media only)
Daniel Tisch, ext. 223/Aline Nalbandian, ext. 226
dtisch@argylerowland.com/aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSE: CRY

CRYPTOLOGIC REMAINS SOLIDLY PROFITABLE IN FIRST QUARTER OF 2002

Profitable Targets Established for Balance of Year

April 30, 2002 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, is pleased to announce financial results for the first quarter of 2002 and profitable targets for the balance of the year.

In the quarter ended March 31, 2002, the Company generated net income of $2.2 million on revenue of $8.7 million. Total cash at the end of the quarter was $34.4 million.

"CryptoLogic remained solidly profitable and in line with guidance in what was a transitional quarter for the industry," said Jean Noelting, President and CEO. "This is a testimony to the strength of our international business base, and an endorsement of the Company's strategy to remain focused on growing the business globally in markets that embrace on-line gaming."

"We continue to maintain that the toughest quarter is behind us," Noelting added. "While the impact of the U.S. credit card issue will continue to be felt, we expect the Sports.com Casino and the launches of Littlewoods Casino, Ritz Casino, Dukes Casino and our new Bingo product will help bring about a return to earnings growth in the second half of the year."

As such, the Company is providing the following updated guidance for 2002:

Second Quarter 2002 projections:

- Revenue between $9.5 million and $10.5 million;
- Net Income between $2.5 million and $3.0 million; and,
- Diluted EPS between $0.19 and $0.22.

Fiscal 2002 projections:

- Revenue between $44.0 million and $46.0 million;
- Net income between $13.5 million and $15.0 million; and,
- Diluted EPS between $1.01 and $1.12.

Financial Highlights

As expected, first quarter revenue decreased year-over-year to $8.7 million, compared with $10.9 million in the first quarter of 2001. The decrease was principally due to the decision in the fourth quarter of 2001 by certain U.S.-based banks to limit the use of their credit cards for Internet gaming transactions and the resulting delay in the realization of revenue as U.S. players moved to alternate forms of payment.

"Lower revenue in the quarter reflects the short-term challenge being faced by the entire industry as it adjusts to the impact of the U.S. credit card situation. This pressure was anticipated, and has been factored in to our projections for the year," Noelting added. "That said, by the end of the quarter approximately 50% of the revenue decrease experienced in December 2001 had been recovered."

Net income in the quarter was $2.2 million, or $0.18 per share ($0.16 per diluted share), compared with net income of $5.2 million, or $0.37 per share ($0.34 per diluted share), in the first quarter of the prior year. Net margin for the first quarter was 25%.

Net income was affected in part by a 78% decrease in interest income to $0.2 million from $0.8 million in the first quarter of 2001, due to lower prevailing interest rates and decreased cash reserves than in the corresponding period of the previous year.

The Company remained well funded, with $34.4 million in total cash on the balance sheet at March 31. Significant uses of cash during the quarter included the utilization of both Substantial and Normal Course Issuer Bids to buy back common shares as a means of enhancing shareholder value, and an investment in Sports.com to further the Company's international growth strategy.

Under the Substantial Issuer Bid that expired on January 11, 2002, the Company repurchased 1,004,934 common shares at a total cost of $17.8 million, including fees. CryptoLogic also continued to make use of its Normal Course Issuer Bid, which expires on May 17, 2002, repurchasing 165,500 common shares during the quarter at a cost of approximately $2.0 million. The Company intends to renew its Normal Course Issuer Bid for the May 2002-May 2003 period.

In February, the Company expanded its presence in the European market by securing a long-term licensing and purchase option agreement with Sports.com, Europe's leading digital sports channel, through an investment of approximately $6.0 million. With over 4.0 million unique audited users of its sports content and U.K.-regulated sports wagering services per month, Sports.com boasts tremendous European coverage. The Sports.com Casino is the first licensee site to initially go live with CryptoLogic's suite of Java casino games, launched in February.

Outlook

Despite the short-term impact of the U.S. credit card situation, Management is confident in its projections for 2002, in the long-term vitality of the Internet gaming industry and in the fundamental strength of the Company and its business model. The Company remains focused on profitable growth by expanding its presence worldwide, primarily in Europe and Asia, with brand-name licensees; by remaining a leader in regulatory compliance; and, by adding products through development or acquisition to drive organic growth of licensee sites and enter new vertical gaming markets.

The above forward-looking statements are based on the Company's current expectations, and are subject to risks and uncertainties. Actual results may differ materially.

Conference Call and Webcast

A conference call and webcast to discuss these results and the Company's outlook will be held at 8:30 a.m. Toronto time on Tuesday April 30, 2002. Interested parties should call 416-695-5801 or 1-800-478-9326, or visit www.cryptologic.com and click on Investor Info. A replay of the call can be accessed by calling 416-695-5800 or 1-800-408-3053 and entering passcode 1135626, or at www.q1234.com.

About CryptoLogic

CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.0 million common shares outstanding (14.4 million shares diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:
At CryptoLogic, (416) 545-1455
Jean Noelting, President & CEO
James Ryan, Chief Financial Officer
Sean Stokes, Investor Relations

At Argyle Rowland Worldwide, (416) 968-7311 (media only)
Daniel Tisch, ext. 223/Aline Nalbandian, ext. 226
dtisch@argylerowland.com/aline@argylerowland.com

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)
(Unaudited)

	As at March 31, 2002	As at December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19,815	$ 42,822
Restricted cash	14,540	16,800
Reserve with processors	981	144
Accounts receivable	1,658	697
Income taxes recoverable	-	408
Prepaid expenses and other	1,212	768
	38,206	61,639
Investments	8,413	2,480
Capital assets	3,063	2,949
Intangible assets	310	337
Goodwill	1,040	1,040
	$ 51,032	$ 68,445
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,038	$ 2,704
Accrued liabilities	1,119	1,389
Income taxes payable	98	-
Funds held on deposit	4,043	3,263
	7,298	7,356
Shareholders' Equity:		
Capital stock	8,590	8,720
Retained earnings	35,144	52,369
	43,734	61,089
	$ 51,032	$ 68,445

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. Dollars)
(Unaudited)

	For the three months ended	
	March 31, 2002	March 31, 2001
Revenue	**$ 8,664**	$ 10,865
Expenses		
Software development and support	**4,791**	4,963
General and administrative	**1,224**	783
Finance	**137**	75
Amortization	**197**	63
	6,349	5,884
Income from operations	**2,315**	4,981
Interest income	**175**	790
Net income before taxes	**2,490**	5,771
Provision for income taxes	**286**	589
Net income	**$ 2,204**	$ 5,182
Earnings per share		
Basic	**$ 0.18**	$ 0.37
Diluted	**$ 0.16**	$ 0.34
Weighted Average Number of Shares ('000s)		
Basic	***12,210***	*14,038*
Diluted	***13,569***	*15,252*

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

Cryptologic Inc.
Consolidated Statements of Changes in Shareholders' Equity
(In thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended March 31, 2002		Three Months Ended March 31, 2001	
	Number of Shares ('000s)	Stated Value ($)	Number of Shares ('000s)	Stated Value ($)
Common shares:				
Balance, beginning of period	13,137	8,448	14,079	6,455
Repurchase of shares	(1,170)	(367)	(119)	(40)
Exercise of stock options	25	237	87	420
	11,992	8,318	14,047	6,835
Series c warrants:				
Balance, beginning of period	-	-	160	22
Balance, end of period	-	-	160	22
Series f warrants:				
Balance, beginning of period	30	272	-	-
Balance, end of period	30	272	-	-
Total capital stock	12,022	8,590	14,207	6,857
Retained earnings, beginning of period		52,369		51,133
Net income		2,204		5,182
Excess of purchase price of treasury shares over stated value		(19,429)		(1,175)
Retained earnings, end of period		35,144		55,140
Total shareholders' equity		43,734		61,997

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

Cryptologic Inc.
Statement of Cash Flows
(In thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Cash provided by (used in):		
Operating activities:		
Net income	$ 2,204	$ 5,182
Adjustments to reconcile income to		
Cash provided by (used in) operating activities:		
Amortization	197	63
Changes in operating assets and liabilities:		
Restricted cash	2,260	(500)
Reserves with processors	(837)	(206)
Accounts receivable	(961)	979
Prepaid expenses and other	(444)	(380)
Income taxes	506	625
Accounts payable	(666)	(616)
Accrued liabilities	(270)	207
Funds held on deposit	780	395
	2,769	5,749
Financing activities:		
Issue of capital stock for cash	237	420
Repurchase of common shares	(19,796)	(1,215)
	(19,559)	(795)
Investing activities:		
Additions to capital assets	(284)	(65)
Investments	(5,933)	(921)
	(6,217)	(986)
Increase in cash and cash equivalents	(23,007)	3,968
Cash and cash equivalents, beginning of period	42,822	42,696
Cash and cash equivalents, end of period	$ 19,815	$ 46,664

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

NEW LICENSEES, PRODUCTS PAVE WAY FOR EUROPEAN GROWTH

CryptoLogic Targets 50% of Licensee Revenue From Non-U.S. Markets By Year-End

April 30, 2002 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, is pleased to announce the following licensee- and product-related developments:

- Ritz Interactive Chooses CryptoLogic Software;
- Dukes Entertainment Chooses CryptoLogic Software And Enters Into Preferred Advertising Agreement With FreeLotto;
- Sports.com Casino Goes Live;
- Littlewoodscasino.com To Go Live In May; and,
- New CryptoLogic Bingo Product To Go Live In May.

"CryptoLogic's strategy is to drive profitable growth by focusing on brand-name licensees operating in Tier-one regulated jurisdictions. Right now, this means Europe," said Jean Noelting, CryptoLogic's President and CEO, "and the signing of Ritz Interactive and Dukes Entertainment, the launch of Sports.com and the pending launch of Littlewoodscasino.com are prime examples of this strategy in action. As a result, we expect to return to growth in the second half of the year."

"Our goal is for 50% of licensee revenue to be generated in non-U.S. markets by the end of 2002 through a combination of organic growth and the addition of four top-tier licensees," Noelting said. "I'm very pleased that, within the first half of the year, an already solid base of licensees has been further strengthened through the addition of three highly-regarded organizations which we expect will very quickly make an impact on the European Internet gaming marketplace."

Ritz Interactive Chooses CryptoLogic Software
Ritz Interactive Ltd. has chosen CryptoLogic software to bring The Ritz Club, one of the world's most exclusive privately-owned gaming clubs, on-line.

An exclusive members-only club located in London's historic Ritz Hotel, The Ritz Club appeals to the true connoisseur of luxury and elegance. The Ritz Club's online casino will carry the same cachet, and a highly customized slate of games will mirror those offered to members in the London casino. Roulette, blackjack, punto banco and casino stud poker will all be available any time, online.

Ritz Interactive, a wholly owned subsidiary of The Ritz Club established to pursue online, wireless and interactive television-related gaming activity, was recently awarded one of three online casino licenses in Alderney, a Tier-one regulatory environment with controls on par with those adhered to by land-based casinos.

Dukes Entertainment Chooses CryptoLogic Software And Enters Into Preferred Advertising Agreement With FreeLotto
Dukes Entertainment N.V., through its Dukesgaming.com website, will offer CryptoLogic's full slate of downloadable and Java casino games to players around the globe. Fully regulated and licensed in Curacao,

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

Dukesgaming.com will provide players secure online gaming with a friendly and fun atmosphere. Dukesgaming.com is scheduled for launch in the second quarter.

In support of its international strategy, Dukesgaming.com has entered into a long-term advertising agreement with PlasmaNet, Inc. PlasmaNet operates FreeLotto.com, the leading multilingual sweepstakes provider online. This agreement gives Dukesgaming.com access to FreeLotto.com's 24 million registered and qualified players worldwide. The most trusted sweepstakes site on the web, FreeLotto.com boasts over 5.7 million unique users and 1.6 billion page views per month.

Dukes Entertainment N.V., incorporated in Curacao, Netherlands Antilles, is a wholly-owned subsidiary of The Dukes Partnership, an Isle of Man Partnership.

PlasmaNet, Inc. is a leader in the online data mining and product promotion industry. FreeLotto.com originated the online lottery format sweepstakes, and thus far has awarded over $34 million in prizes, including one $10 million winner and eleven $1 million winners.

Sports.com Casino Goes Live
CryptoLogic is pleased to announce that the Sports.com Casino is now fully-launched and ready for the start of football's World Cup in June.

Sports.com is the first licensee site to initially go live with CryptoLogic's recently launched suite of Java-based casino games. A downloadable casino version is currently in development. Based in Curacao, the Sports.com Casino is fully functional for play and payouts in British pounds sterling.

Sports.com is one of the largest Internet sports brands and sports content providers in the world. Published in five languages, Sports.com has the highest traffic digital network for sports information and betting in Europe with over 4 million audited unique users via the Internet and wireless devices. Regulated and operating in the U.K., Sports.com's sportsbook provides its global users an online sports wagering service as a natural complement to its real-time, live and comprehensive sports coverage.

Sports.com is a primary sports content provider to some of the world's best-known online news sites in the U.K., France, Germany, Spain, Italy and Ireland including Yahoo, AOL, MSN and Lycos, and supplies news and results to more than 30 newspapers in the U.K. Strong financial partners such as Soros Private Equity Partners, IMG, Reuters and Goldman Sachs have supported Sports.com's broad reaching success.

Littlewoodscasino.com To Go Live In May
CryptoLogic is pleased to confirm that software compliance testing is now in its final phase, and that Littlewoodscasino.com will go live on the Isle of Man in May as one of the first Tier-one regulated gaming sites on the Internet.

Littlewoods Leisure is one of the best-known gaming organizations in the U.K., providing football pools, sports betting and lotteries to more than 1.6 million households per week. Littlewoodscasino.com will offer 30 single- and multi-player casino games with British pound sterling play and payouts.

With a highly trusted brand name and large customer base, and the added benefit of operating from the Isle of Man under some of the most stringent regulations currently in place for Internet gaming, Littlewoods has a tremendous opportunity to quickly become a leading player in the rapidly growing Internet gaming marketplace.

Littlewoods Leisure is a wholly-owned subsidiary of Sportech Plc., a U.K. company listed on the London Stock Exchange. Founded in 1923 as Littlewoods Pools, Littlewoods gaming products are distributed via telephone, the Internet, 15,000 retail shops and 13,000 door-to-door collectors.

New CryptoLogic Bingo Product To Go Live In May
CryptoLogic's leading-edge downloadable Bingo product will go live with its first licensee, InterBingo, on May 23, 2002. Discussions with other well-known brand-name licensees are underway.

Emulating the traditional 75-number Bingo game played in Bingo halls around the world, CryptoLogic Bingo offers five play-for-money halls and one play-for fun hall, with themes customizable to the preference of each licensee.

Backed by the Company's proven technological excellence, CryptoLogic Bingo offers all the features of a live bingo hall and more, including a Card Minder option to help players keep track of their card strips, and AutoDab, which allows the computer to dab players' cards for them.

The addition of bingo is the next phase in CryptoLogic's market driven product strategy designed to enable licensees to tap into a wide range of vertical gaming opportunities to create profitable Internet businesses with broad appeal.

About CryptoLogic
CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.0 million common shares outstanding (14.4 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:
At CryptoLogic, (416) 545-1455
Jean Noelting, President & CEO
James Ryan, Chief Financial Officer
Sean Stokes, Investor Relations

At Argyle Rowland Worldwide, (416) 968-7311 (media only)
Daniel Tisch, ext. 223/Aline Nalbandian, ext. 226
dtisch@argylerowland.com/aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

CRYPTOLOGIC ANNOUNCES SETTLEMENT OF NEW JERSEY CIVIL ACTION

Company Furthers Compliance Initiatives with Appointment of John Chalmers as Vice-President, Legal Affairs and Compliance

April 30, 2002 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, is pleased to announce that an amicable settlement has been reached in respect of a civil action filed by the New Jersey Divisions of Gaming Enforcement and Consumer Affairs on October 16, 2001. The settlement agreement expressly acknowledges that CryptoLogic, WagerLogic, and the Wagerlogic licensees named in the civil action have not violated any law, statute, ordinance, contract, duty or obligation whatsoever.

"As a leading advocate of safe, secure, responsible and regulated online gaming, we are very pleased that this issue has been resolved and is now behind us," said Jean Noelting, President and CEO of CryptoLogic. "CryptoLogic is committed to compliance with the laws and regulations governing Internet gaming, and continues to invest considerable resources in maintaining a leadership position with respect to regulatory issues worldwide."

A major point of difference for CryptoLogic, and part of the Company's global growth strategy, is a focus on having its products certified to the highest standards in the industry – on par with those adhered to by land-based casinos.

"We are one of the only suppliers to undergo the software certification process in the Tier-one jurisdictions of Australia, the Isle of Man and Alderney," Noelting said. "These efforts have helped us to attract some of the biggest brands in the business, and position us to move forward quickly once the U.K. puts in place its new regulatory framework."

Further to this focus, the Company is pleased to announce the addition of John Chalmers to its management team as Vice-President, Legal Affairs and Compliance. A highly seasoned lawyer specializing in the area of gaming law, Mr. Chalmers is considered one of Canada's leading authorities on gambling law, regulation and enforcement.

"Adding an industry veteran of John's caliber to our team is further evidence of CryptoLogic's commitment to remaining at the forefront of the industry as jurisdictions around the world move toward a fully-regulated Internet gaming environment," Noelting said.

A former officer with the Ontario Provincial Police, Mr. Chalmers received his law degree from Queen's University in Kingston, Ont. Mr. Chalmers has held numerous senior positions throughout his career, including Senior Counsel in the Ministry of the Solicitor General of Ontario, Director of the Entertainment Standards Branch of the Ministry of Consumer and Commercial Relations and Director of Policy and Aboriginal Gaming for the Ontario Casino Project. Mr. Chalmers also co-developed and teaches the only accredited program in Canada on gaming law at Queen's University Law School.

Mr. Chalmers is a former member of the Board of Directors of the North American Gaming Regulators Association, and a founding member of the Canadian Gaming Regulators Association. He is also a member of the International Association of Gaming Attorneys, where he works closely with representatives of major casino corporations throughout North America.

As Vice-President, Legal Affairs & Compliance, Mr. Chalmers will serve as corporate counsel, and spearhead CryptoLogic's regulatory and compliance initiatives worldwide.

Currently more than 50 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming. CryptoLogic is one of the few companies undergoing testing and certification of its gaming software in multiple Tier-one jurisdictions. As an industry leader, CryptoLogic welcomes the measures taken recently by the U.K. government's Department of Culture, Media and Sport to overhaul that country's gambling laws and pave the way for a fully regulated and licensed environment for all forms of Internet gaming.

"The proposal by the U.K. government to create a well-defined regulatory framework benefits everyone involved in Internet gaming, from the player on down the line," said Noelting. "CryptoLogic has always taken the position that strict regulation will protect consumers and enable the industry to reach its full potential. Greater acceptance of online gaming in Europe has led CryptoLogic to focus its growth initiatives in this region, particularly the U.K., in the near term. This announcement endorses the Company's direction, and sends out a clear signal to other jurisdictions around the globe."

The proposals put forth, if implemented, would allow British-based operators to locate gaming servers in the U.K., and offer all types of online gaming over all manner of media, including the Internet and interactive television. In its Report entitled *A Safe Bet For Success – Modernizing Britain's Gambling Laws*, the Department for Culture, Media and Sport has placed a premium on consumer protection. Specific areas of focus include strict probity checks and certification of operators, software testing, player identification, the identification of government licensed sites, problem gambling and the prohibition of gambling by minors.

"This landmark move heralds the emergence of the U.K. as a world leader in the regulation and legislation of online gaming," said Noelting. "This and other progressive initiatives, such as the recent decision by the Senate and General Assembly of New Jersey to establish an Internet Gaming Study Commission, are very positive steps toward a fully-regulated future for our industry."

About CryptoLogic
CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.0 million common shares outstanding (14.4 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:

At CryptoLogic, (416) 545-1455
Jean Noelting, President & CEO
James Ryan, Chief Financial Officer
Sean Stokes, Investor Relations

At Argyle Rowland, (416) 968-7311 (media only)
Daniel Tisch, ext. 223/Aline Nalbandian, ext. 226
dtisch@argylerowland.com/aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

www.cryptologic.com

CRYPTOLOGIC SAYS LAS VEGAS FROM HOME.COM LAWSUIT WITHOUT MERIT AND IS PREPARING A COUNTERCLAIM

Las Vegas From Home.com in clear breach of contract despite repeated warnings by CryptoLogic

March 19, 2002 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, announces it intends to vigorously defend allegations made against it and certain of its subsidiaries in a lawsuit filed on March 12, 2002 by Las Vegas From Home.com, a former licensee. The Company and its legal counsel are of the opinion that all of the claims made by Las Vegas From Home.com are frivolous and without merit.

CryptoLogic's wholly owned subsidiary WagerLogic and a subsidiary of Las Vegas From Home.com entered into a licensing agreement in May 2001 with respect to the development and launch of Internet poker software. CryptoLogic terminated that licensing agreement in February 2002 because Las Vegas From Home.Com was determined to be in breach of the agreement due to its failure to meet certain of its obligations under the agreement, its independent development of poker software and its launch of an Internet poker room.

"While Las Vegas From Home.com's lawsuit may make good headlines, its claims have no basis in law or in fact," said Jean Noelting, President and CEO of CryptoLogic. "This type of frivolous lawsuit is damaging to the Company's reputation and to shareholder value. CryptoLogic will use all means at its disposal to vigorously defend its position, including initiating a counterclaim against Las Vegas From Home.com and its subsidiary."

About CryptoLogic

CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under symbol the CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.0 million common shares outstanding (14.5 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:
Jean Noelting, President & CEO, CryptoLogic (416) 545-1455
Sean Stokes, Investor Relations, CryptoLogic (416) 545-1455, **seans@cryptologic.com**

Daniel Tisch or Allison Morris, Environics Communications (media only)
Tel. (416) 920-9000, ext. 260 / 239 dtisch@pr.environics.ca / amorris@pr.environics.ca

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.